

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Daniel L. Jablonsky
Senior Vice President, Secretary and General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, Colorado 80503

> **Re:** **DigitalGlobe, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 30, 2012**
> **File No. 333-183646**

Dear Mr. Jablonsky:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note you intend to file tax opinions from Skadden and Latham. Please do so in the next amendment or as soon as possible to allow us time to review your opinions.

Opinions of Barclays, page 82

2. We note Barclays received DigitalGlobe Projections (as defined on page 84) and GeoEye Projections (also as defined on page 84). Please disclose these projections and for each analysis explain in greater detail how these projections were used.

3. We note Barclays received information related to Expected Impacts (as defined on page 84). Please disclose this information.

Historical Share Price Analysis, page 86

4.   Considering your disclosure in the first paragraph on page 58 regarding the prior relationship between these two companies (going back several years), please tell us whether DigitalGlobe's board of directors was not aware of the price ranges of their common stock and GeoEye's common stock prior to Barclay's observations and why you consider this to be an analysis.

Equity Research Analyst Price Target Analysis, page 87

5.   Please identify the independent equity research analysts referenced in the first paragraph on page 87.

Transaction Premium Analysis, page 88

6.   In the first paragraph on page 88 you state Barclays made qualitative judgments concerning the differences between the characteristics of the selected transactions for the Transaction Premium Analysis and the acquisition of GeoEye. Please revise to detail these judgments.

7.   Please disclose whether the consideration to be paid by DigitalGlobe for GeoEye fell within the range of implied prices per share of GeoEye.

Sum of the Parts Analysis, page 88

8.   We note you calculated separate values for production services, satellite imagery, and GeoEye-2. Please disclose these values and explain in more detail how you arrived at the implied price per share for the standalone company.

Discounted Cash Flow Analysis, page 89

9.   We note your disclosure on pages 89 and 90 and, in particular, the table on page 90. Please disclose whether the transactional consideration is within the range of implied values per share to DigitalGlobe.

Opinion of Morgan Stanley, page 92

10.   For all of the analyses performed by Morgan Stanley, please disclose whether the transactional consideration was within the range of implied prices per share of GeoEye on (a) a standalone basis, and (b) assuming the close of the acquisition.

11. We note from the second, third, and fourth bullets on page 93 Morgan Stanley reviewed certain internal financial statements and other financial and operating data, projections, and benefits. Please disclose this information.

Historical Trading Range Analysis, page 96

12. Please refer to prior comment 2 and tell us whether DigitalGlobe's board of directors was not aware of GeoEye's stock price. Further, it appears you added the $91 million to be paid to Series A convertible preferred stockholders under this transaction to the implied equity value of GeoEye common stock which appears to be calculated using closing prices of GeoEye common stock. Please tell us if this is correct. If so, please tell us why it is appropriate to add the $91 million to arrive at the implied aggregate equity value instead of using the total number of GeoEye's shares on a fully diluted, as converted basis.

Equity Research Analyst Price Target, page 96

13. Please identify the nine equity research analysts and disclose the reports published after June 22, 2012.

Historical Trading Multiples Analysis, page 97

14. From the last paragraph on page 97 we note your discussion of Scenario 2. Please detail Scenario 1.

Discounted Equity Value Analysis—GeoEye, page 98

15. We note your disclosure in the fifth paragraph on page 98. Please explain how you applied the range to GeoEye's 2014 and 2015 EBITDA to calculate the future equity value per share for 2013 and 2014.

Opinion of Stone Key, page 105

16. We note from the second, third, and fourth bullets on page 107 Stone Key reviewed GeoEye Projections, DigitalGlobe Projections, Synergy Estimates among other information. Please disclose this information.

17. For the applicable analyses performed by Stone Key, disclose where the transaction consideration was within, below, or above the implied prices per share of GeoEye common stock.

Opinion of Goldman Sachs, page 121

18.   We note from the last two bullets on page 122 Goldman reviewed Forecasts, Synergies, and other information. Please disclose this information.

19.   For each analysis, please disclose whether the Illustrative Purchase Price was within, below, or above the implied present values per share.

Merger Consideration, page 160

20.   We note your disclosure on pages 2, 18, and 160 to 164. Please update your disclosure on page 18 to provide a more fulsome summary of the discussion on pages 160 to 164; in this regard considering using the following examples. For instance, make clear all shareholders who either elect for mixed cash/stock consideration or do not make an election will always receive the mixed cash/stock consideration, as this is the default option. We also note your example on page 164 regarding a hypothetical GeoEye stockholder holding 100 shares of GeoEye common stock and the consideration the stockholder would receive under the three elections. Please use this example in the Summary section and, in addition, explain how the stockholder's consideration would change if there were oversubscriptions and under subscriptions of the cash and stock elections.

Annex H – Opinion of Morgan Stanley

21.   We note your disclosure in the first paragraph on page H-4 stating the opinion "may not be used for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Buyer is required to make." This disclosure suggests stockholders may not consider or rely on the information in the opinion. Advise us, with a view towards revised disclosure, whether Morgan Stanley believes DigitalGlobe shareholders are free to consider and rely upon the opinion. Refer to http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

Annex J – Opinion of Stone Key Partners

22.   We note your disclosure in the third full paragraph on page J-3 stating this "letter and opinion are not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent." Please refer to prior comment 21 and advise us with a view towards revised disclosure whether Stone Key believes GeoEye shareholders are free to consider and rely upon the opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director